Mail Stop 3561

July 26, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Peter B. Oleksiak
Controller
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

> **Re:** **DTE Energy Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-11607**

Dear Mr. Oleksiak:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 27</u>

1. Please explain to us if the holding company is subject to any limitations with respect to its ability to pay dividends. If so, then please disclose the amount of retained earnings or net income restricted. Further, please advise or disclose separately the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of the end of the most recent fiscal year. See Rule 4-08(e) of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Utility Operations, page 31

2. We assume the difference in the allowance for doubtful accounts referenced here ($123 and $98 for 2006 and 2005, respectively) and on balance sheet ($170 and $136 for 2006 and 2005, respectively) represent non-utility operations. In this regard, please provide a reconciliation for our review.

Power and Industrial Projects, page 49

3. Please describe the changes in circumstances that led to the impairment of the gas-fired generating plant. In this regard, provide to us a summary of the impairment test that led to the $42 million charge. In addition, please provide to us a summary of the impairment tests used to support the carrying values of the other owned gas-fired generating plants.

Note 7 – Nuclear Operations, page 104

4. Please explain to us the regulatory requirements with respect to the investment oversight of the NDT assets. Furthermore, explain to us how you view securities held in the NDT under SFAS no. 115; e.g. trading, available-for-sale or held to maturity.

5. Please tell us whether there are any unrealized losses on available-for-sale securities held by the NDT. Prospectively, please provide the disclosures required by SFAS no. 115 and EITF Issue no. 03-01 with respect to the NDT assets. Please show us what your disclosure will look like.

Note 14 – Financial and Other Derivative Instruments, page 115

6. Reference is made to your May 18, 2007 Form 8-K which indicated that the company agreed to sell its Michigan Antrim Shale gas exploration and production properties for $1.225 billion of gross proceeds. We assume that you have discontinued cash flow hedge designation with respect to your derivative contracts used to hedge the price of nature gas. Please quantify for us the amount expected to be reclassified into earnings.

Note 16 – Retirement Benefits and Trusted Assets, page 121

7. We note your disclosure on page 96 that you are recovering pension and other postretirement benefit expenses pursuant to calculated amounts under SFAS no. 87 and 106. Please explain to us how you are recovering pension and other postretirement benefit expenses as of your last rate case and any updates. In this regard, we note the existence of a regulatory asset of $544 million for such incurred costs *prior* to the adoption of SFAS no. 158 on page 96 to the Form 10-K. We also see disclosure on page 98 that indicates that the MPSC denied Detroit Edison's request for a proposed tracking mechanism for retiree health care costs. We may have further comment.

Note 17 – Stock-Based Compensation, page 129

Options, page 130

8. Prospectively, please disclose the substantive conditions of your equity awards. In this regard, we did not see the vesting period disclosed for stock options. See paragraph A240.a of SFAS no. 123(R).

Stock Awards, page 132

9. Please advise why you are still reflecting unearned compensation as a reduction to common stock. See paragraph 74 of SFAS no. 123(R).

Schedule II – Valuation and Qualifying Accounts, page 144

10. Please advise why Schedule II is unnecessary for the reserve associated with costs expected to be incurred in connection with planned major maintenance activities pursuant to Rule 12-09 of Regulation S-X. In this regard, we note your disclosure on page 91 that indicates you still account for the cost of the Fermi 2 refueling outages under the accrue-in-advance method.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant